UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 8, 2005 (August 2, 2005)

Behringer Harvard REIT I, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Maryland	**000-51293**	**68-0509956**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

**15601 Dallas Parkway, Suite 600, Addison, Texas
75001**

(Address of principal executive offices)

(Zip Code)

(866) 655-1605

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01   Completion of Acquisition or Disposition of Assets.

On August 2, 2005, Behringer Harvard REIT I, Inc. (which may be referred to as the "Registrant," "we," "our" and "us") acquired a 27-story office building containing approximately 393,902 rentable square feet located on approximately 1.4 acres of land in Minneapolis, Minnesota ("One Financial Plaza") through Behringer Harvard One Financial, LLC, a wholly-owned subsidiary of Behringer Harvard Operating Partnership I LP, our operating partnership. The total contract purchase price of One Financial Plaza, exclusive of closing costs and initial escrows, was $57,150,000. We used borrowings of $43,000,000 under a loan agreement (the "One Financial Plaza Loan Agreement") with Citigroup Global Markets Realty Corp. (the "One Financial Plaza Lender") to pay a portion of such contract purchase price and paid the remaining amount from proceeds of our offering of common stock to the public. For a description of the One Financial Plaza Loan Agreement, see Item 2.03 below. The One Financial Plaza Loan Agreement has also been filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference.

The purchase price for the transaction was determined through negotiations between the One Financial Plaza seller, Zeller Holdings Corporation, as trustee for Zeller-OFP Trust, unaffiliated third parties (the "Seller"), and Behringer Advisors LP, our advisor, and its affiliates. In evaluating One Financial Plaza as a potential acquisition and determining whether the amount of consideration to be paid was appropriate, a variety of factors were considered, including overall valuation of net rental income (defined as revenues from the tenants from rent and expense reimbursements less One Financial Plaza's actual operating expenses), expected capital expenditures, costs of physical plant maintenance, location, environmental issues, demographics, quality of tenants, length of leases, price per square foot and occupancy. Our advisor believes that One Financial Plaza is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained, adequately insured and has been professionally managed.

One Financial Plaza, which was originally constructed in 1960 and renovated in 1991 and 1997, is 87% leased and includes the following major tenants: Deloitte & Touche USA LLP ("Deloitte"), Martin-Williams, Inc. ("Martin-Williams") and Clarity Coverdale Fury Advertising, Inc. ("Clarity").

Deloitte, the United States arm of Deloitte Touche Tohmatsu, provides accounting and management consulting services nationwide. Deloitte leases 148,474 square feet of One Financial Plaza for an annual rent of $1,492,442 under a lease that expires in December 2008 with two five-year renewal options available.

Martin-Williams is a national advertising agency that lease 22,555 square feet of One Financial Plaza for an annual rent of $455,002 under a lease that expires in August 2007 with a single three or five year renewal option available, at the option of the tenant .

Clarity is a national advertising agency that leases 16,901 square feet of One Financial Plaza for an annual rent of $190,136 under a lease that expires in July 2009 with no renewal options available.

HPT Management Services LP (the "One Financial Plaza Property Manager"), our affiliate, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of One Financial Plaza. Among other things, the One Financial Plaza Property Manager has the authority to negotiate and enter into leases of One Financial Plaza on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. The One Financial Plaza Property Manager has subcontracted certain of its on-site management services to Zeller Realty Group, an affiliate of the Seller.

As compensation for its services, the One Financial Plaza Property Manager or its affiliates is entitled to reimbursements for its out-of-pocket costs and on-site personnel costs and the following compensation:

1.   A property management fee equal to 3% of the monthly gross revenues from One Financial Plaza.

2.   An annual asset management fee equal to 0.6% of the asset value.

Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

We entered into the One Financial Plaza Loan Agreement on August 2, 2005. The interest rate under the loan is fixed at 5.141% per annum. Initial monthly payments of interest are required through August 2010, with monthly payments of $234,553 required beginning September 2010 and continuing to the maturity date, August 11, 2015. Prepayment, in whole (but not in part), is permitted from and after the third monthly payment date prior to the maturity date, provided that at least fifteen days prior written notice is given.

In addition, we have guaranteed payment of the obligation under the One Financial Plaza Loan Agreement in the event that, among other things (i) Behringer Harvard One Financial, LLC files a voluntary petition under the U.S. Bankruptcy Code or any other federal or state bankruptcy or insolvency law, or (ii) an involuntary case is commenced against the initial borrower under the One Financial Plaza Loan Agreement under the Bankruptcy Code or any other federal or state bankruptcy or insolvency law with the collusion of Behringer Harvard One Financial, LLC or any of its affiliates. Our Guaranty Agreement has been filed as Exhibit 99.5 to this Form 8-K and is incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired.

Because it is impracticable to provide the required financial statements for the acquired real property described above at the time of this filing, and no financial statements (audited or unaudited) are available at this time, we hereby confirm that the required financial statements will be filed on or before October 18, 2005, by amendment to this Form 8-K, which date is within the period allowed to file such an amendment.

(b) Pro Forma Financial Information.

See Paragraph (a) above.

(c) Exhibits.

The following exhibits are filed herewith in accordance with Item 601 of Regulation S-K:

99.1   Loan Agreement between Citigroup Global Markets Realty Corp. and Behringer Harvard One Financial, LLC.

99.2   Promissory Note made between Behringer Harvard One Financial, LLC and Citigroup Global Markets Realty Corp.

99.3   Mortgage, Assignment of Leases and Rents and Security Agreement by Behringer Harvard One Financial, LLC, as borrower in favor of Citigroup Global Markets Realty Corp.

99.4   Assignment of Leases and Rents by Behringer Harvard One Financial, LLC to Citigroup Global Markets Realty Corp.

99.5   Guaranty of Recourse Obligations made by Behringer Harvard REIT I, Inc., as guarantor in favor of Citigroup Global Markets Realty Corp.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BEHRINGER HARVARD REIT I, INC.

Dated: August 8, 2005   By: /s/ Gary S. Bresky
                                              Gary S. Bresky
                                              Chief Financial Officer